Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: SCM Microsystems
Filer No. 000-29440
[The following communication was sent to SCM Microsystems, Inc. employees on September 21, 2009 by Felix Marx, CEO of SCM Microsystems]
Dear Team,
SCM is about to take another major step forward, and I am very happy to share the news with you. Last night, we signed a definite agreement to combine SCM with Bluehill ID AG, a Swiss holding and investment company. As many of you already know, Bluehill owns and operates various brands in the contactless and smart card markets (e.g., Multicard, TagStar, Arygon, Syscan and ACiG). We announced a technology and sales agreement with Bluehill earlier this year.
This merger is part of our on-going strategy to achieve operational scale, accelerate growth into new markets, and to get better access to solutions and resources, including more balanced regional presence. I am very excited about this combination, because I strongly believe that all of us at SCM should benefit from it. Among other things, a bigger company means more opportunities for us as a team and as individuals to do what we do best.
Our customers, shareholders and the industry will benefit too, because stronger players can drive innovation and market trends more quickly. This has been the primary reason for us to grow quickly, such as through our recent merger with Hirsch Electronics: We need to gain more control of our own destiny in a fast-moving marketplace. This in turn will enable us to decide how we use our resources, where to create new positions or combine existing positions, and so on. We don’t want the market to push us into those decisions. We want to make them for our own benefit as a team and a company.
The official announcement of the merger will follow today, during ASIS Show in Las Vegas. Ayman as well as Manfred and I are here at the show available for upcoming questions from representatives of the press, analysts, and others.
We will make an offer to the Bluehill ID shareholders to acquire all shares of the company. If all of them accept the offer and SCM acquires 100% of the outstanding Bluehill ID shares, approximately 60% of the outstanding shares of the combined company would be held by current SCM shareholders and approximately 40% of the shares would be held by current Bluehill ID shareholders.
The transaction is expected to close early 2010, although I still hope that we can achieve closing already in 2009. Within the next days, there will be town meetings in our locations to explain the combination and the impacts for all of us a bit more in detail. Details of organizational changes will be rolled-out in due course. Until then, it is important for us to focus on doing an excellent job, and not to get bogged down in wondering what will happen. We will continue to do business as usual and keep our focus on doing what we have always done – putting our customers’ satisfaction first with well designed, high performance technology, on-time deliveries and excellent quality.

I look forward to sharing more information and answering your questions in the days and weeks ahead. You are part of a dynamic team that is making a difference in the industry, and I am proud to be working with you.
Yours
Felix
Other important information
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SECURITY HOLDERS OF SCM ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the Registration Statement and the proxy statement (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the combination agreement, potential benefits and synergies of the combination for both companies, expected expansion of sales into new geographic markets and diversification and growth of customer base, the anticipated closing date of the transaction and any statements about the benefits of the business combination transaction, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Bluehill ID; the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and the possibility that the closing of the transaction may be delayed, or that the transaction may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.